UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR INFORMS THE MARKET OF THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007.

Buenos Aires, Argentina, June 26, 2008. The management of Edenor S.A. (NYSE: EDN) (“Edenor” or the “Company”) announced that it filed its annual report on Form 20-F today for the fiscal year ended December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2007 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.edenor.com.ar. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge by requesting a copy within a reasonable period of time from Edenor’s Investor Relations Office.

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2007, Edenor sold 17,886 GWh of energy and purchased 20,233 GWh of energy, with net sales of approximately Ps. 2.0 billion and net income of Ps. 122.5 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, please access www.edenor.com

Investor Relations Contacts:

Ivana Del Rossi Edenor S.A. 1025 Azopardo Street 17th Floor (C1107ADQ) Buenos Aires, Argentina Tel: 5411.4346.5127 Fax: 5411.4346.5303 investor@edenor.com	Veronica Gysin Edenor S.A. 1025 Azopardo Street 16th Floor (C1107ADQ) Buenos Aires, Argentina Tel: 5411.4346.5231 Fax: 5411.4346.5303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: June 27, 2008